Exhibit 4.4

LETTER OF INTENT

THIS LETTER OF INTENT hereinafter referred to as the "LOI", is entered into; dated and made effective this 20th day of May, 2008,

BETWEEN:	GUILDHALL MINERALS LTD., a British Columbia corporation having an office at 320 - 1100 Melville Street in the City of Vancouver, British Columbia V6E 4A6

("Guildhall")

AND:	FIRST WEST PETROLEUM INC, an Alberta corporation having an address at Suite 1000 — 521 3rd Avenue, Calgary, Alberta T2P 3T3

("First West")

WHEREAS First West is the beneficial owner of 100% right, title and interest in the assets described in Schedule "A" (Land) and Schedule "C" (Equipment) attached hereto (the "Assets")

AND WHEREAS Guildhall intends to make to the shareholders of First West (the "First West Shareholders") an offer (the "Offer"), by way of bid circular or other document in conformity with Multilateral Instrument 62-104 and applicable securities laws, rules and regulations, to purchase all of the issued and outstanding shares of First West (the "First West Shares") in exchange for the payment to the First West Shareholders, pro rata each according to his or her interest, of the consideration described in sections 2 and 3 hereof.

AND WHEREAS the parties hereto wish to enter into this non-binding Letter of Intent to record their understanding of the process and concurrent transactions which will be associated with the offer by Guildhall to acquire the First West Shares, including First West's understanding of the financial support it will receive from Guildhall concurrently with Guildhall's purchase of the First West Shares,

NOW, THEREFORE, in consideration of $10.00 and other good and valuable consideration, the parties agree as follows:

1.
The parties hereto agree that they will act together towards ensuring that Guildhall is able to, on or before the date thirty (30) days from the date hereof, make an offer (the "Offer") to the First West Shareholders, containing substantially the same terms and provisions as this LOI, to purchase the First West Shares.

2.	The Offer shall provide that the closing (the "Closing") of the acquisition of the First West Shares by Guildhall will be conditional upon:

(a) Guildhall agreeing to loan on Closing or immediately thereafter to First West Cdn$5,000,000 (the "Subsidiary Loan") for First West to carry on its business of managing the Assets, which Subsidiary. Loan will be funded upon closing of the Financing contemplated in section 2(h);

(b) Guildhall loaning to First West, within ten (10) days of the date of this L0I, $250,000 which loan will be forgiven if the Closing does not occur;

(c)         First West securing, within thirty (30) days of the date of this LOI, an additional $250,000 in loan financing in addition to that in section 2(b);

(d)         the assumption and payment, by Guildhall concurrently with Closing or immediately thereafter, of the debts of First West which debts will not materially exceed $5,750,000 including any fund loaned to First West by Guildhall. The payments of debts, including the debts of First West to Sabre Energy Ltd. in the amount of approximately $2,229,170.86, will be funded by the closing of the Financing contemplated in section 2(h). The parties acknowledge that there may be some debts, in particular small trade payable debts, which it is not feasible to assign and further acknowledge that not all creditors may agree to the assignment of the debts from First West to Guildhall or consent to the assignment. All FWP debts are outlined in Schedule "B".

(e) Guildhall agreeing to pay First West's costs, including legal costs, of negotiating and carrying out the transactions contemplated in this LOI;

Exhibit 4.4

(f)       Guildhall having secured shareholder approval, and having completed, a share split on a 1.5 new shares for LO old shares basis prior to the Closing and the issuance of the Guildhall Shares contemplated in section 3 below;

(g)        Guildhall having secured TSX Exchange approval of its listing on the TSX or, in the alternative, secured TSX-Venture Exchange approval of its relisting on the TSX-Venture Exchange and any required concurrent NEX approval;

(h)          Guildhall having entered into subscription agreements providing fur a minimum of $30,000,000 in equity financing (the "Financing") and having received TSX Exchange or TSX-Venture Exchange for the Financing.

(i)       Guildhall concurrently with Closing appointing to its board of directors two persons designated by First West; and

(j)        Guildhall shall offer to issue, to the holders of 3, 65,897 First West share purchase warrants, 3,894,053 warrants to purchase Guildhall shares (the "Guildhall Warrants"). The Guildhall Warrants will have the following terms, comparable to the terms of the First West share purchase warrants: 1,192,866 Guildhall Warrants shall be exercisable until Sept. 19, 2008 at $1.35 per share; 651,187 Guildhall Warrants will be exercisable until Sept. 19, 2008 at $0.85 per share and 2,050,000 Guildhall Warrants will be exercisable until the date which is two (2) years from the Closing at an exercise price of $0.75 per share.

3
As consideration for the purchase of the First West Shares, Guildhall shall issue to the First West Shareholders a total of 24,500,000 shares of common stock of Guildhall (the "Guildhall Shares") for the First West Shares issued and outstanding as of Closing. The Guildhall Shares will represent the purchase price (the "Purchase Price") for the First West Shares. There are 19,837,034 First West Shares issued and outstanding. In addition to the 24,500,000 Guildhall Shares to be issued to the First West Shareholders, Guildhall shall issue to a finder (Bayside Consultants a total of 1,500,0110 common shares (the "Finders Shares") as a finder's fee in connection with this transaction, If the TSX or the ISX-V requires that the number of Finders Shares be reduced, then the 24,500,000 Guildhall Shares will be increased by a corresponding number.

4.
If necessary to comply with applicable company law or securities law, rules and regulations, First West will call a meeting of its shareholders to approve the transactions contemplated in the Offer and to secure any other necessary shareholder approval of the Offer.

5.
If necessary to comply with applicable securities laws, rules and regulations, Guildhall shall distribute to the First West Shareholders a takeover bid circular prepared in accordance with MI 62-104 or other disclosure document drafted by the corporate counsel for Guildhall with First West's review and consent to the document.

6.
The acquisition of the First West shares will be conditional upon Guildhall agreeing to provide to First West a loan (the "Loan Funds") of $100,000, payable within thirty (30) days of the date hereof. If the Closing of the acquisition of the First West Shares does not close, the Loan Funds will not be repayable for a period of six (6) months.

7.	The Offer will provide that the Closing will be conditional upon the following:

(a)	The First West Shareholders and First West shall operate the business of First West only in the ordinary course and will not sell, distribute, license or encumber any of the Assets;

(b)
the receipt of any certificates, legal, tax or other opinions and/or documents related to the Assets, including a legal opinion of local Albertan counsel that the transfer contemplated by the Offer of the First West Shares is binding under applicable Alberta laws, as Guildhall may reasonably request;

(c)	the receipt of all consents, approvals, authorizations and orders required of or for the completion of any document required hereunder;

(d)
satisfactory completion of due diligence, to be conducted by Guildhall's counsel and such other or additional firm, geological consultant or agent as Guildhall chooses to use, at the absolute and sole discretion of Guildhall, concerning the business, affairs, financial affairs and assets of First West, the First West Shareholders and the legal status of the Assets;

(e)
with respect to the Assets, the existence of no outstanding mer[g]ers, acquisitions, financial commitments, obligations, liabilities, etc. other than those contemplated in this transaction or incurred in the ordinary course of business;

(f)
with respect to the First 'West Shares, the existence of no outstanding agreements or understandings providing fir the transfer, assignment, sale or encumbrance of any of the First West Shares. other than as contemplated by any First West Shareholder's acceptance of the Offer; and

(g)	regulatory acceptance of the Offer that Guildhall must secure.

Exhibit 4.4

8.	Guildhall will, in the Offer or otherwise, represent and warrant to the First West Shareholders or to First West that:

(a)	it is validly incorporated and is in good standing with all applicable regulatory agencies;

(b)
there are no legal actions against Guildhall or its directors or officers and the company knows of no intended legal actions against the company and is not engaged in any legal actions against other parties;

(c)
other than as have been or will be publicly disclosed, there are no outstanding mergers, acquisitions, financial commitments, obligations, liabilities, etc. other than those contemplated in this transaction and in the Offer concerning Guildhall; and

(d)
there are no legal actions against the company or directors, officers and/or shareholders of the company nor does Guildhall. know of any intended legal actions against it or any of its directors and Guildhall is riot engaged in any legal actions against other parties, and is current in all filings with tax and regulatory authorities.

9.           First West will, concurrently with closing of the Offer, represent and warn Guildhall that:

(a)	First West is in good standing with all regulatory agencies;

(b)
there are no legal actions against the Assets or against First West or directors of First West nor does First West know of any intended legal actions, including government actions for environmental or royalty / tax liabilities, against it or any of its directors or against First West and First West is not engaged in any legal actions against other parties, and First West is current in all filings with tax and regulatory authorities;

(c)	its business and financial condition remain materially unchanged from any due diligence or financial statement documentation provided to Guildhall prior to Closing;

(d)
subject to the Royalty, First West owns a 100% beneficial right, title and interest in and to the Assets, subject to any liens, charges, securitizations, filings or debts disclosed in the schedule or financial statements of First West provided to Guildhall prior to Closing;

(e)
there have been no other issuances of shares of its capital stock, or instruments exercisable for, convertible into or otherwise entitling the holder to acquire shares of its capital stock, other than in connection with the Closing or financing of the transactions to be contemplated in the Offer;

(f)	First West and its Assets are the subject of no outstanding mergers, acquisitions, financial commitments, obligations, liabilities, etc, other than those contemplated in the Offer.

10. The Offer shall provide that each and every obligation of Guildhall to be performed thereunder shall be subject to the satisfaction prior thereto of the following conditions:

a)
the representations and warranties made by First \Vest in this LOI shall be substantially accurate in all material respects on arid as of Closing with the same effect as though such representations and warranties had been made or given on and as of Closing;

b)	The First West Shareholders shall have performed and complied with all obligations and covenants required by the Offer to be performed or complied with by them prior to or at Closing;

c)
Guildhall shall have been furnished that information on the business and affairs of First West which it deems, in its sole and absolute discretion, to be necessary for it to meet its regulatory obligations, if any;

d)
as of Closing there shall not have occurred any material adverse change to First West or the Assets, financially or otherwise, which materially impairs the ability of Guildhall to conduct the business of First West and of the Assets;

e)	the completion, by First West, of any financial statements required to be filed, on a consolidated basis with Guildhall's financial statements, following the Closing; and

f)	the opinion of counsel to Guildhall that the Closing will not result in Guildhall breaching any applicable securities law, rules and regulations.

11. The Offer shall provide that each and every obligation of the First West Shareholders and First West to be performed on Closing shall be subject to the satisfaction prior thereto of the following conditions:

Exhibit 4.4

(a)
the representations and warranties made by Guildhall in this Trill and the Offer shall be substantially accurate in all material respects on and as of Closing withthe same effect as though such rep[r]esentations and warranties had been made or given on and as of Closing;

(b)	Guildhall shall have performed and complied with all obligations and covenants required by the Offer to be performed or complied with by it prior to or at Closing; and

(c)	as of Closing there shall not have occurred any material adverse change to Guildhall, financially or otherwise, which materially impairs the ability to conduct its business.

12. Neither Guildhall on the one hand, and First West on the other, will make any disclosure or public announcements of the proposed transactions, the Offer or the terms thereof without the prior knowledge of the other. Because of the number of First West Shareholders, Guildhall may disclose or make public announcements of the proposed transactions, the Offer or the terms thereof without first notifying the First West Shareholders.

13. Each party agrees and acknowledges that such party and its directors, officers, employees, agents and representatives will and may disclose business information and information about the proposed transaction in the course of securing financings for Guildhall and that both parties and their representatives may be required to disclose that information under applicable regulatory or legal requirement, if any.

14.  The parties hereto agree that neither will solicit any third party for the licensing, lease, transfer, assignment, encumbrance or sale of any or all their respective interests in the Assets or the First West Shares, or solicit opportunities for either party to enter into any discussions with any third party for the licensing, lease, transfer, assignment, encumbrance or sale of any or all of the Assets or the First West Shares, for the term of the Offer. This section shall not be read to prohibit the parties from conducting such discussions which are in the ordinary course of business but is intended to be read as protecting each of the parties from the other entering into negotiations which would conflict with the transactions contemplated by the Offer,

15.  This LOI shall be construed in accordance with, and governed by, the laws of the Province of British Columbia, and each party separately and unconditionally subjects to the jurisdiction of any court of competent authority in the Province of British Columbia, and the rules and regulations thereof.

16.  This LOI sets forth the entire understanding of the parties with respect to the subject matter hereof. The LOI may be modified at anytime by agreement of the parties hereto.

17.  The parties shall, on or before Closing, prepare, execute and file any and all documents (including, if necessary, a directors circular of First West) necessary to comply with all applicable provincial securities laws, rules and regulations in any jurisdiction that are required to do so,

18.  If any term or provision hereof shall be held illegal or invalid, this LOI shall be construed and enforced as if such illegal or invalid term or provision had not been continued herein,

19.  Unless otherwise indicated, all references to currency in this LOI are references to the lawful currency of Canada,

20. The obligations of Guildhall hereunder are expressly conditional upon TSXVenture Exchange, NEX or TSX approval of this Letter of Intent and the acquisition Of the First West Shares by way of the Offer.

DATED EFFECTIVE THIS  20TH DAY OF MAY, 2008

FIRST WEST PETROLEUM INC.

GUILDHALL MINING LIMITED

Exhibit 4.4